Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)	For the Three Months ended September 30,
	2004	2003
		(Restated)
Numerator:
Net income available to common shareholders	$10,116	$14,025
Numerator for basic and diluted earnings per share from continuing operations	$10,116	$14,025

Denominator:
Denominator for basic earnings per share—weighted average shares	50,210	46,565
Effect of dilutive securities:
Stock options	685	475

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,895	47,040

Basic earnings per share	$0.20	$0.30

Diluted earnings per share	$0.20	$0.30

Exhibit 11

(continued)

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)	For the Nine Months ended September 30,
	2004	2003
Numerator:
Net income available to common shareholders	$37,059	$58,687
Less adjustment for earnings and gains from discontinued operations, net	—	(24,083)

Numerator for basic and diluted earnings per share from continuing operations	$37,059	$34,604

Denominator:
Denominator for basic earnings per share—weighted average shares	50,130	46,205
Effect of dilutive securities:
Stock options	520	350

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,650	46,555

Basic earnings per share from continuing operations	$0.74	$0.75
Basic earnings per share from discontinued operations	—	0.52

Basic earnings per share	$0.74	$1.27

Diluted earnings per share from continuing operations	$0.73	$0.75
Diluted earnings per share from discontinued operations	—	0.52

Diluted earnings per share	$0.73	$1.27